August 28, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications

and Services

100 F Street NE

Washington, D.C. 20549-3561

Attention: Nicholas O’Leary and Jane Park

Re:	Energy Exploration Technologies, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 3
Filed August 3, 2023
File No. 024-11823

Dear Mr. O’Leary and Ms. Park,

On behalf of our client Energy Exploration Technologies, Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated August 16, 2023, with respect to the Offering Statement on Form 1-A Post-qualification Amendment No. 3 filed on August 3, 2023 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated August 16, 2023, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

Post-Qualification Offering Circular Amendment No. 3

LiTAS Technology, page 31

1.

We note your response to prior comment 2 and reissue in part. Please clarify whether you have entered into any joint agreements with General Motors. If so, please revise this section and elsewhere in the offering circular to disclose the current status and the material terms of such agreements with General Motors.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

August 28, 2023

Response:

The Company respectfully acknowledges the comment. The Company has provided updated information on page 31 in the LiTAS Technology section to include additional disclosure regarding the Strategic Partnership Agreement with General Motors. The Company has also filed the Strategic Partnership Agreement as Exhibit 6.34.

2.

We note your response to prior comment 2 that certain aspects of the contractual relationship with the University of Texas have been terminated. Please revise your disclosure to discuss the specific aspects of the contractual relationship with the University of Texas that have terminated, including the reason for and the timeline of this development.

Response:

The Company respectfully acknowledges the comment. The Company has provided updated information on page 31 in the LiTAS Technology section to include additional disclosure regarding the 2021 University of Texas Patent License Agreement. The Company has previously filed the 2021 University of Texas Patent License Agreement as Exhibit 6.11.

Contractual Obligations, Commitments and Contingencies, page 33

3.

We note your response to prior comments 2 and 3, which we reissue in part. We refer to your disclosure on page 33 that you entered into a Patent Licensing Agreement with the University of Texas at Austin in January 2023. While we note in your reference to prior agreements with the University of Texas that have been filed, please also file the license agreement that you entered into with the University of Texas in January 2023 as an exhibit to this offering circular as required by Item 17.6 of Form 1-A or tell us why it is not material. Please also revise to disclose the aggregate amounts paid to date (including the payment of any upfront or execution fees), when the last-to-expire patent is scheduled to expire and the royalty term, and the aggregate future milestone payments to be paid under your exclusive license agreement with the University of Texas.

Response:

The Company respectfully acknowledges the comment. The Company has provided updated information on page 33 and 37 in the Intellectual Property and Contractual Obligations, Commitments and Contingencies sections respectively to include additional disclosure regarding the 2023 University of Texas Patent License Agreement. The Company has filed the 2023 University of Texas Patent License Agreement as Exhibit 6.35.

Intellectual Property, page 33

4.

We note your revised disclosure that two patents relating to metal organic framework compounds have been licensed from the University of Oslo. Please clarify whether you have entered into a license agreement with the University of Oslo. If so, please disclose the material terms of the agreement, including the nature and scope of the intellectual property transferred, each parties’ rights and obligations, the duration of the agreement, the termination provision, any upfront or execution payments paid, the aggregate amounts paid to date under the agreement, the aggregate future potential milestone payments to be paid and the royalty term and rate or range that does not exceed ten percentage points, as applicable. Please also file any agreement you have entered into with the University of Oslo as an exhibit to this offering circular as required by Item 17.6 of Form 1-A or tell us why it is not material.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

August 28, 2023

The Company respectfully acknowledges the comment. The Company has provided updated information on page 33 in the Intellectual Property section to include additional disclosure regarding the Sublicensing Agreement. The Company has previously filed the Sublicensing Agreement as Exhibit 6.9.

**************

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

August 28, 2023

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:	Mr. Teague Egan, Chief Executive Officer
Mr. Mayank Sharma, Chief Financial Officer
Ms. Geraldine Berkowitz, Vice President of Finance

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com